United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64083J104

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J104	13D	Page 1 of 4 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 7, 2019, as amended to date (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Custom Truck One Source, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Release of Pledged Shares

On December 15, 2022, each of ECP Cardinal Holdings, LP and NESCO Holdings, LP (together, the “Borrowers”) repaid its obligations under the previously disclosed Loan Agreements with JPMorgan Chase Bank, N.A. (the “Lender”). As a result, the 25,738,988 shares of Common Stock previously pledged by the Borrowers to the Lender pursuant to the Loan Agreements were released from the pledges and the Loan Agreements were terminated according to their terms.

CUSIP No. 64083J104	13D	Page 2 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2022

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J104	13D	Page 3 of 4 Pages

Energy Capital Partners III-B, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-D, LP
By: Energy Capital Partners GP III, LP, its general partner By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III (NESCO Co-Invest), LLC
By: Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J104	13D	Page 4 of 4 Pages

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

NESCO Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Cardinal Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

ECP Management GP, LLC
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member

Energy Capital Partners Management, LP
By: ECP Management GP, LLC, its general partner
By: ECP ControlCo, LLC, its sole member

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	Managing Member